Filed by Nuveen New York Dividend Advantage Municipal Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company:

Nuveen New York Dividend Advantage Municipal Fund

Commission File No. 811-09135

Nuveen New York Performance Plus Municipal Fund, Inc.

Commission File No. 811-05931

Nuveen New York Dividend Advantage Municipal Fund 2

Commission File No. 811-10253

Nuveen New York Performance Plus Municipal Fund, Inc. (NNP)

Nuveen New York Dividend Advantage Municipal Fund (NAN)

Nuveen New York Dividend Advantage Municipal Fund 2 (NXK)

Dear Shareholder:

We need your immediate attention on this important matter.

We are contacting you again because we have not yet received your vote on important matters that affect your investment with the Nuveen Funds.

Please vote promptly by returning the enclosed proxy card in the postage-paid envelope provided, or by using any of the methods listed below.

Further solicitation will increase the costs borne by all shareholders.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” THE PROPOSALS

Please vote using one of the following options:

1.	VOTE ONLINE

Log on to the website listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the on screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the toll free number listed on your proxy card. Please have your proxy card in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL

Complete, sign and date the enclosed proxy card(s), then return them in the enclosed postage paid envelope.

If you have any questions regarding the proposal(s), or need assistance with voting, you may call Computershare Fund Services, the fund’s proxy solicitor, toll free at 1-800-254-6192.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.